VIA OVERNIGHT MAIL

December 19, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Brad Skinner, Senior Assistant Chief Accountant
Mail Stop 7010

Re;	La Cortez Energy, Inc.
Form 8-K, Item 4.01
Filed December 15, 2008
File No. 333-138465

Dear Mr. Skinner:

On behalf of our client, La Cortez Energy, Inc. (the “Company”), a Nevada corporation, we hereby respond to the comment in your letter to the Company dated December 18, 2008 (the “Comment Letter”) with respect to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2008 (the “Current Report”).

Form 8-K Item 4.01, filed December 15, 2008

During the interim period subsequent to the audit of the Company’s December 31, 2007 financial statements through the date of dismissal (the “Interim Period”), Cordovano and Honeck LLP, certified public accountants (the “Auditors”) did review the financial statements of the Company included in the quarterly reports filed by the Company with the SEC for the first three quarters of 2008.  Other than these review services, the Auditors did not provide any additional services to the Company during the Interim Period.

We trust that the explanation contained in this letter will be considered by you to be a satisfactory response to your comment contained in the Comment Letter.  If you have any questions or comments, please contact me at 212-400-6900.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

Cc: Andres Gutierrez, President and CEO, La Cortez Energy, Inc.